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                                [Koor Letterhead]
                                                                       EXHIBIT A

                                                                   March 6, 2000



The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
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Fax: 02-6513940               Fax: 03-5105379
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Dear Sirs,

Further to Immediate Report No. 11/2000 that was filed on March 6, 2000 by Koor Industries LTD in the matter of the Nortel deal, I wish to clarify the following:

1. The business activities that Telard will sell to Nortel Israel represents between 40%-50% of Telard's business activity.

2. Parallel to the Koor Group's investments in Nortel Israel, Nortel Israel will coordinate the current Israeli activities of the Canadian Nortel, not executed through Telard, and will have direct access to Nortel technologies, including futuristic technologies.

                                        Yours sincerely,



                                        Shlomo Heller, Adv.
                                        Legal Counsel